[Transamerica Life Insurance Company]

November 7, 2007

Mr. Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA Y (Flexible Premium Variable Annuity – J)
File Nos. 333-131987; 811-21858

Transamerica Life Insurance Company
Separate Account VA C (Transamerica Extra Variable Annuity)
File Nos. 333-83957; 811-09503

Dear Mr. Ruckman:

Pursuant to your conversation on November 5, 2007 with Sandy Dix and our subsequent conversation on November 6, 2007 our Securities and Exchange Commission Regulatory Filing Team will discuss and address as appropriate the following comments you have brought to our attention.

SEC comments for Separate Account VA Y and Separate Account VA C

Comments in Common with both filings:

SUMMARY SECTION OF SUPPLEMENTS

1.	Please include at the beginning of each supplement a summary of what the supplement is for.

2.	Be more specific what is replacing what for (example: The following hereby amends, and to the extent inconsistent replaces, paragraph 3 in the SUMMARY section in the prospectus.)

3.	Need to incorporate all supplements into the main prospectus.

4.	In the summary section of the Double Enhanced Death Benefit, please include the designated funds for this death benefit here as well. Disclose that policy owners are limited to the Designated Investment Options.

5.	Under 10 where talking about RIC, disclose investments they are limited to.

FEE TABLE AND EXAMPLES SECTION OF SUPPLEMENTS

6.	We use Account Value and Policy Value between the table and the footnotes. Be consistent or define if need both.

7.	They would like us to put in the footnotes which features can and cannot be used together. They want more detail.

8.	In the expenses, specify whether showing current or maximum. Also show examples for 5 and 10 years.

9.	Disclose also that the options included in the examples are the maximum.

10.	In the titles in the fee table, would like to see which ones are not based on the average account value.

11.	The transfer fee footnote, please disclose whether this is currently be charged or not.

12.	In the footnote (In some cases, riders to the policy are available that provide optional benefits that are not described in detail in this prospectus. There are additional fees (each year) for those riders.) specify in our response that this is used because we have separate supplements for certain features, which will be combined in the main prospectus for our May 1, 2008 filings.

GUARANTEED MINIMUM DEATH BENEFIT SECTION OF SUPPLEMENTS

13.	Before the bullets of each death benefit description add the following phrase “which is equal to”. Example (The 6% Annually Compounding through age 80 Death Benefit which is equal to:)

14.	In the third bullet of the 6% annually compounding description, which premium payment date is being referred to, the initial or other? The same with the surrender date; which premium payment is being surrendered? Please clarify the beginning date for the calculation of the benefit. Whether the premium date is the initial premium or the most recent premium? Additionally please disclose if the date chosen is the later of the premium date or the surrender date.

15.	Clarify which GLWB cannot chose the Double Enhanced Death Benefit. Include this in the fee table as well.

16.	When referring to the living benefit riders, it is confusing with the feature Living Benefit Rider. Distinguish between the feature and the term.

17.	Double Enhanced Death Benefit, Step-Up Death Benefit and Return of Premium Death Benefit. How do they operate with additional death distributions? Include examples if operate together.

GENERAL COMMENTS TO SUPPLEMENTS

18.	Move examples in the SAI to the Prospectus.

19.	Include chart of something that highlights the differences between the GLWBs so an investor can determine which is best for them. That the section that the describes the rider includes all the material rights and obligations of the rider and doesn’t just summarize it.

LIVING BENEFITS RIDER COMMENTS

20.	In Summary, add disclosure that the insurer reserves the right to re-allocate among the funds to support the guarantees of the living benefits. Let investor know that funds can be changed by Transamerica Life Insurance Company.

Page 8:

21.	In the first “Please Note” the first sentence disclose which options this benefit cannot be elected with.

22.	Non-excess withdrawal does not reduce the total withdrawal base, but excess withdrawals do. Please specify this in the supplement.

Page 10:

23.	Withdrawal Options. You can choose “Principal Back” or “For Life” or you can go back and forth between the two. If you are in one and it down to zero, can you then go to the other option? Clarify. Use examples of the consequences of these actions.

24.	Excess withdrawals violate one withdrawal option but not the other?

25.	Please note that the withdrawals under the GMWB affect the guaranteed value benefit.

Page 12:

26.	Adjusted Partial Withdrawals. Revise the first two paragraphs to clear up the discrepancy about partial withdrawals. Clarify that if “principal back” is switched to “for life” that excess withdrawal will occur and if investor switches back to “principal back” there will be an excess withdrawal. Add this disclosure to the Summary section as well.

27.	Disclose that the Insurer will transfer amounts from investment options to various fixed income options to the extent Transamerica deems necessary, at Transamerica’s sole discretion, to support the guarantees under the Living Benefits Rider.

Page 13:

28.	In the table and the paragraph after the table Principal Back withdrawal that is not excess can still reduce the For Life withdrawal base. This is different from the beginning of this section on page 8, the first two paragraphs under the Please note.

29.	Add to the beginning of the Living Benefits Rider section please add disclosure that the PAM can take them out of investment choices they have chosen and put them in a fixed option that they may have to pay excess interest adjustment on.

RETIREMENT INCOME CHOICE COMMENTS

30.	Move the examples in the SAI to the Prospectus.

Page 16:

31.	Under the first “Please Note”, add that the non-excess withdrawals do not reduce the withdrawal base. Also include that withdrawals prior to age 59 are considered excess withdrawals.

Page 17:

32.	Under “Automatic Step-Up” clarify the rider fee percentage adjustment will not exceed the limits set out in the fee table. Does the fee table show the maximum?

33.	Provide examples of the Step-Up calculation.

Page 18:

34.	Under “Automatic Step-Up Opt Out” clarify whether or not the contract holder must opt out annually or with every step-up; or with a new rider at every step-up.

35.	Designated Choices. Disclose whether the contract holders are given notice that their 5 year anniversary is coming up and tells them their rights or options.

36.	Can we terminate a Designated option and if so, what happens?

Page 19:

37.	Retirement Income Choice – Additional Options. Under option (1) specify which death benefit is the base policy.

38.	Do the Designated Rider Death Benefit options preclude you from other death benefit options?

39.	Include examples of how the Death Benefit Option is calculated.

40.	Rider Death Benefit Adjustments. Do contract holders continue to pay a fee if excess withdrawals eliminate the benefit?

Page 20:

41.	Option (3). Please disclose whether the elimination and waiting period can run concurrently. Consider use of examples of when consumer can use this option at the earliest.

42.	Confinement. Clarify the meaning of no longer confined. Does it mean when they are discharged or a number of days after? (180 out of 365)

43.	If confinement, do they have to wait 12 months or more to access again or immediately? Include an example if they wait 12 months and are they still paying the fee?

Comments for Separate Account VA C

PREMIUM ENHANCEMENTS COMMENTS

44.	Disclose which policy features will not be used to calculate the premium enhancements (example: surrender charges).

Additional GPS: Portfolio Allocation models.

We trust that all of the information is in order. Please call me at (319) 355-5591 with any comments or questions.

Very truly yours,

Transamerica Life Insurance Company

/s/ Alaina Conrad
Alaina Conrad
Senior Registered Product Specialist

5